IRREVOCABLE PROXY

The undersigned hereby grants Lord, Abbett & Co. LLC (the "Proxy Holder") an irrevocable proxy, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the voting of any and all shares of Lord Abbett Flexible Income Fund, a Delaware statutory trust (the "Fund"), held by the undersigned that is: (i) in excess of 50% of the outstanding shares of the Fund, for so long as the Fund has two shareholders; or (ii) in excess of 49.9% of the outstanding shares of the Fund, if the Fund has greater than two shareholders (collectively, the "Subject Shares") and until such time as Apollo Credit Management, LLC shall cease to serve as the sub-advisor of the Fund (the "Termination Time").

Until the Termination Time, this proxy is irrevocable to the extent permitted under Section 3811 of the Delaware Statutory Trust Act. The Proxy Holder will be empowered at any time prior to the Termination Time to vote or cause to be voted all of the Subject Shares at every meeting of the Fund's shareholders on all matters in respect of which the Subject Shares are entitled to vote and at every adjournment or postponement thereof, and on every action or approval by written consent of the Fund's shareholders in respect of which the Subject Shares are entitled to consent or dissent.

Notwithstanding anything otherwise to the contrary contained herein, this Proxy shall terminate and be of no further force and effect from and after the Termination Time.

This Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

The Proxy Holder hereby agrees and acknowledges that the undersigned would be irreparably harmed in the event of a breach by the Proxy Holder of its obligations hereunder, that monetary damages may not be an adequate remedy for such breach and that the undersigned shall be entitled to specific performance or injunctive relief, without the need to post a bond or other security, in addition to any other remedy that the undersigned may have at law or in equity, in the event of such breach.

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IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy as of October 30, 2024.

Apollo Principal Holdings A, L.P.
By: Apollo Principal Holdings A GP, Ltd., its general partner

By: _____
Name: Kristin Hester
Title: Vice President

Acknowledged and Agreed:

Lord, Abbett & Co. LLC

By: _____
Name: Randolph A. Stuzin
Title: Member & Chief Legal Officer